

Mail Stop 3628

March 3, 2010

**Via Facsimile (202.362.2902) and U.S. Mail**

Marc E. Levy, Esq.
Luse Gorman Pomerenck & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 780
Washington, D.C. 20015

      **Re:**    **Comtex News Network, Inc.**
           **Preliminary Proxy Statement on Schedule 14A**
           **Filed on February 5, 2010**
           **File No. 0-10541**

           **Schedule 13E-3**
           **Filed on February 5, 2010**
           **File No. 5-34168**

Dear Mr. Levy:

We have reviewed the above filings and have the following comments.  Where indicated, we think the Company should revise the documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand the Company's disclosure.  After reviewing this information, we may raise additional comments.  All defined terms used in this letter have the same meaning as in the Company's preliminary proxy statement, unless otherwise indicated.

The purpose of our review process is to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone number listed at the end of this letter.

**Schedule 13E-3**

1.     Please revise the Schedule 13E-3 to specifically incorporate by reference the preliminary proxy statement on Schedule 14C and file it as an exhibit.  Currently, the schedule only refers to a "Proxy Statement, dated February [•], 2010…".

**Proxy Statement**

General

2.    Please revise the proxy statement to include all disclosure currently found in the Schedule 13E-3 that does not also appear in the proxy statement.  As an example, but without limitation, refer to the disclosure contained in Items 4(e), 8, 9, 10 and 14 of the Schedule 13E-3.  See the Instructions to Rule 13e-3(e)(1).  Consistent with this instruction, also provide on the outside front cover page of the proxy statement the legend required by Exchange Rule 13e-3(e)(1)(iii).

3.    Please revise the proxy statement and form of proxy, when filed, to clearly mark them as "Preliminary Copies."  Refer to Rule 14a-6(e)(1).

4.    Please revise the proxy statement to correct all references to the approximate number of holders of record.  As noted in a phone call between Adam Wheeler and Perry Hindin on March 2, 2010, the Company currently has more than 500 holders of record.  Please also complete all blanks that currently exist in the filing. We may have further comment upon review of such additional information.

General Information, page 3

5.    Please include a summary term sheet in the beginning of the proxy statement.  See Exchange Act Rule 13e-3(e)(1)(i) and the related instructions.  Item 1001 of Regulation M-A requires that the summary term sheet provide shareholders with sufficient information to understand the essential features and significance of the proposed transaction.  Please revise the disclosure to include the following information:

- Whether the Company has the financial resources to cash out all fractional shares resulting from the reverse split;
- Whether a shareholder owning in the aggregate 1000 or more shares but holding the shares in several accounts or record holder names with less than 1000 shares will be cashed out unless he consolidates his accounts prior to the reverse split;
- What action, if any, are shareholders required to take in connection with the reverse stock split, e.g., submit a transmittal letter;
- A brief summary of the material U.S. federal income tax consequences of the transaction;
- A brief statement as to the accounting treatment of the transactions (if the Company determines that the accounting treatment disclosure is not material, explain why in your response letter);
- The effect of the reverse split on the holdings of the Company's directors,

executive officers and their affiliates;

- The existence, or lack thereof, of appraisal rights; and
- A statement whether the Company believes the Rule 13e-3 transaction to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out.

Pursuant to Item 1001 of Regulation M-A, please include cross-references of the more detailed discussion of the issues raised in the summary term sheet.

6. See our preceding comment. Here or in an appropriate part of the proxy statement, discuss the treatment of record and beneficial ownership in the reverse stock split, with appropriate explanation of those terms. If the nominees holding for the account of individual shareholders may affect whether or not the shares of those persons for whom they hold will be cashed out in the reverse stock split, please discuss.

7. Please revise the proxy statement so that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in a "Special Factors" section toward the beginning of the proxy statement. Consider locating the section so that it follows the summary section. See Rule 13e-3(e)(1)(ii) of the Exchange Act.

Forward-Looking Statements, page 4

8. Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please revise accordingly.

Election of Directors, page 5

9. Please expand the disclosure to explain why the Company is soliciting proxies to elect six directors to serve for the term of office specified on page 5 given disclosure both on this page and in the Company's Form 10-K for the fiscal year ended June 30, 2009 that appears to suggest that some of these directors currently serve and will continue to serve until their terms expire in 2011 and 2012.

Effects of the Reverse Stock Split, page 16

10. This section discloses the effects on Cashed-Out Stockholders and Continuing Stockholders. However, Item 1013(d) of Regulation M-A also requires you to

address the impact on "affiliates and unaffiliated security holders."  See Item 1013(d) of Regulation M-A.  Please supplement the disclosure accordingly.

Recommendation of the Board; Fairness of the Transaction, page 25

11.     All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the Company's fairness determination and should be discussed in reasonable detail.  Please refer to Question Nos. 20 and 21 of Exchange Act Release No. 34-17719.  It appears that *all* of such factors are missing or lacking sufficient detail.  Please revise the disclosure accordingly.  If the board did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant.  If any of the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the board of directors believes the proposed reverse stock split is procedurally fair in the absence of such safeguards.

Incorporation by Reference, page 29

12.     In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.  In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please revise the disclosure to include the information required by Item 1010(c) and expressly incorporate by reference the financial information required by Item 1010(a) and (b).  In responding to this comment, please note that we were not able to locate in the documents incorporated by reference or in the proxy statement itself the information required by Item 1010(a)(3) and (a)(4).  Please advise or revise.

In addition, please be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities.  Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K."  The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and

> should be presented in all circumstances in which the Company has any fixed charges.

13.     The third paragraph in this section indicates that the Company intends to forward incorporate by reference any additional documents it may file between the date of the proxy statement and the date of the special meeting.  Please advise us of the basis on which you are relying to forward incorporate by reference.  In responding to such comment, please note comment 2 above and the Company's updating and dissemination obligations noted in Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii).  Alternatively, delete this statement and revise the proxy statement to specifically incorporate any additional filings you make before the special meeting, including the Company's Form 10-Q for the fiscal period ending December 31, 2009 filed on February 16, 2010.

<u>Where You Can Find More Information, page 29</u>

14.     Given comment 2 above, please delete the third sentence of the first paragraph of this section.

15.     Please revise the second paragraph of this section to refer to the correct address of the United States Securities and Exchange Commission.

<u>Proxy Card</u>

16.     Exchange Act Rule 14a-4(a)(3) requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters."  Exchange Act Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention "with respect to each separate matter referred to therein as intended to be acted upon..." These rules are intended to provide a means for shareholders to communicate their views to the board of directors on each matter to be acted upon.  Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. We believe the Company must present as separate matters: (i) the reverse stock split; (ii) the reduction of the number of authorized shares of common stock; and (iii) the permitting of stockholder actions by written consent. Please revise to allow shareholders to separately vote on each of these matters.  Alternatively, please provide us with a brief legal analysis as to why separation of these matters is not required under Rule 14a-4(b).

17.     We note the language at the bottom of the card that appears to be provided in reliance on Exchange Act Rule 14a-4(c)(3).  Given that the card expressly

appoints Mr. Paterson and Ms. Gordon as proxies, please advise why the
referenced language indicates that if any other business is presented at the special
meeting, the proxy will be voted by unidentified individuals who constitute "the
majority of the board of directors."

Closing Comments

As appropriate, please amend the filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with the amended filings that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing the amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the Company and its
management are in possession of all facts relating to the company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the
  filings;

· staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

· the filing person may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of the filings or in response to our comments on the filings.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,


Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions